Exhibit 99.2

Performance for the Quarter ended December 31, 2018 Jatin Dalal Chief Financial Officer Wipro Limited

Note As stated in our last quarter’s earnings release, we have carved out the India State Run Enterprises (ISRE i.e. Public Sector Undertakings and Government business in India) from our IT Services segment into a separate segment effective Quarter ended December 31, 2018

IT Services Revenue for the quarter $ 2,046.5 (up 2.4% QoQ and 7.0%* YoY in CC terms; ahead of mid-point of guidance) Million 14,666 (up 3.5% QoQ and 13.0% YoY) Crores * Adjusted for sale of our datacenter business

IT Services Margin for the quarter 19.8% â†‘ 496 basis points from Q3 FY18 reported margins Operating Margin â†‘ 480 basis points from Q2 FY19 reported margins

Net Income for the quarter Highlights: The Effective Tax Rate for Q3’19 was 21.5%. 2,510 crores Reported Net Income â†‘ 29.6% YoY 5.57 Reported EPS per share â†‘ 38.2% YoY

Operating Cash flow for the quarter Gross Cash: 35,487 Crores Net Cash: 25,103 Crores 3,566 Crores Reported Operating Cash Flow 142% of Net Income

Quarter highlights Business Units Banking, Financial Services & Insurance Consumer Business Unit â†‘ 5.3% QoQ in CC terms â†‘ 1.4% QoQ in CC terms Geographies US â†‘ 3.7% QoQ in CC terms Services Digital Operations & Platforms â†‘ 16.2% QoQ in CC terms Europe â†‘ 2.7% QoQ in CC terms Energy, Natural Resources and Utilities â†‘ 4.6% QoQ in CC terms MAS â†‘ 1.1% QoQ in CC terms Communications â†‘ 2.1% QoQ in CC terms

Other highlights Digital grew 6.4% QoQ and is now at 33.2% of our revenue Top 10 accounts grew 6.3% QoQ in constant currency terms Added 1 account to $100MN+ revenue bucket Added 7 accounts to $20MN+ revenue bucket Localization in US now at 62.6% Efforts savings on FPP projects at 6.7% vs 3.0% in Q2’19 FPP mix at all time high of 59.8%

Shareholder Returns Interim Dividend and Bonus Shares Wipro declared an interim dividend of 1 per equity share/ADS Wipro’s Board of Directors recommended an issue of bonus shares to shareholders in ratio of 1:3 (One equity share for every Three equity shares held) *     Outlook is based on the following exchange rates: GBP/USD at 1.27, Euro/USD at 1.14, AUD/USD at 0.72, USD/INR at 71.11 and USD/CAD at 1.32

Outlook for quarter ending March 31, 2019 QoQ growth 0.0% to 2.0% We expect the revenue from our IT Services business to be in the range of $2,047 million to $2,088 million*. *     Outlook is based on the following exchange rates: GBP/USD at 1.27, Euro/USD at 1.14, AUD/USD at 0.72, USD/INR at 71.11 and USD/CAD at 1.32

Thank You

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Non-GAAP constant currency revenue for three months ended December 31, 2018 Reconciliation of Gross Cash as of December 31, 2018